FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 20, 2022, announcing that Gilat Selected by Sencinet for Petrobras’ Oil and Gas Industry Satellite Connectivity Project.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 20, 2022	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Selected by Sencinet for Petrobras’ Oil and Gas
Industry Satellite Connectivity Project

Gilat solutions deployed to modernize and expand connectivity of platforms, ships, and land stations of Brazil's largest oil and gas company

Petah Tikva, Israel, October 20, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the Company was selected by Sencinet for Petrobras’ oil and gas industry satellite connectivity project.

Petrobras, Brazil's largest oil and gas company, is modernizing and expanding its onshore/offshore telecommunications capabilities with satellite connectivity solutions powered by Gilat's SkyEdge II-c SATCOM network.

Sencinet is deploying Gilat's SkyEdge II-c within offshore platforms, ships, and land stations as part of the innovative managed services satellite connectivity project they are providing to Petrobras.

“Gilat’s SkyEdge II-c multi-service platform offers many advantages, such as software VNO across multiple beams that permits us to meet the stringent service-level agreement (SLA) requirements of Petrobras with high quality and optimized deployment, as well as a smooth migration from Petrobras’ legacy network,” said Jayme Ribeiro, Sales and Marketing Executive Director at Sencinet. “There is a broad market for solutions like these all across Brazil and together with Gilat we plan to accelerate our growth with companies that provide services to Petrobras, as well as with private oil and supply boat companies involved in exploration and logistics throughout the country.”

“I am pleased with the opportunity to expand and modernize Petrobras’ legacy network, helping Petrobras address today’s most demanding and complex business communication challenges,” said Michal Aharonov, Chief Commercial Officer at Gilat. “Working together with Sencinet, our valued partner in the region, we’re able to deploy Gilat's SkyEdge II-c multi-service platform to deliver a wide range of benefits to the oil and gas industry, as well as to other important markets in Latin America.”

About Sencinet

Sencinet is an integrator of managed services and solutions, which operates in the corporate market of medium and large companies. And it has been designing and delivering mission-critical communications solutions across Latin America for decades. Its portfolio of SD-WAN, Security, Hybrid Clouds, Satellite and Networking Products and Services is designed to solve enterprise connectivity and security challenges. These fours components allow the design of tailored solutions that offer the best conditions to enable the digitization of companies, the evolution of corporate networks, Internet and cloud applications, with the highest levels of security. For more information, visit www.sencinet.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com